Exhibit 99.137

CONSENT OF ALINCO GEOSERVICES, INC.

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Farmer Girl Property, Montrose County, Colorado” dated December 16, 2008 (the “Farmer Girl Technical Report”), (2) the technical report entitled “Amended Technical Report on Energy Fuels Resources Corporation’s Torbyn Property, Mesa County, Colorado” dated January 7, 2009 (the “Torbyn Technical Report”), (3) the technical report entitled “Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico” dated February 9, 2009 (the “Nose Rock Report”), (4) the technical report entitled “Technical Report on Section 32, T17N, R13W, Dalton Pass Uranium Property, McKinley County, New Mexico” dated January 30, 2009 (the “Dalton Pass Report”), (5) the technical report entitled “Marquez Uranium Property, McKinley and Sandoval Counties, New Mexico” dated June 10, 2010 (the “Marquez Report”), (6) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein, which include reference to my name in connection with technical information relating to the Nose Rock Report, the Dalton Pass Report, and the Marquez Report, and the properties described therein, (7) the Annual Information Form of the Company dated December 20, 2012, which includes reference to the undersigned in connection with information relating to the Farmer Girl Technical Report and the Torbyn Technical Report and the properties described therein, (8) the Company’s Management Discussion and Analysis for the period ended June 30, 2012, which includes reference to my name in connection with information relating to the Farmer Girl Technical Report, and the properties described therein, (9) the Company’s Management Discussion and Analysis for the period ended March 31, 2012, which includes reference to my name in connection with information relating to the Farmer Girl Technical Report, and the properties described therein, and (10) the Company’s Management Discussion and Analysis for the period ended December 31, 2011, which includes reference to my name in connection with information relating to the Farmer Girl Technical Report, and the properties described therein

ALINCO GEOSERVICES, INC.

/s/ M. H. Alief
Name: M. H. Alief
Title: President

Date: November 15, 2013